UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2020

Rise Companies Corp.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10659

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 1: Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2020. The consolidated financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and June 30, 2019 and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results, although in the opinion of management, all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Rise Companies Corp. (“Rise,” “Rise Companies,” “we,” “our,” the “Company,” and “us”) is a finance technology company that owns and operates a leading web-based and mobile real estate investment platform, located at www.fundrise.com (the “Fundrise Platform”). We believe technology-powered investment management is the future of the real estate industry and other alternative asset classes. Enabled by our proprietary technology, we aggregate thousands of individuals from across the country to create the scale of an institutional investor through a digital frontend and backend infrastructure without the old-fashioned overhead and manual processes of the traditional investment business. Individuals can invest through the Fundrise Platform at ultra-low costs for what we believe is a superior web-based and mobile experience. Investors use the Fundrise Platform to potentially earn attractive risk-adjusted returns from real estate and other alternative asset classes that have generally been closed to many investors.

We believe that, as our business scales, while our growth may increase in absolute terms, our individual performance metrics on a standalone basis may not reflect our total performance. Accordingly, it may be insufficient to rely solely on any single performance metric as a measurement of our success.

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates real estate loans (“Real Estate Loans”).

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that had purchased Project-Dependent Notes (the “Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the real estate investment trust programs and the real estate investment fund programs sponsored by the Company and offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”), is an affiliate of Rise Companies and was created with the intent to directly benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs (as defined below).

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.
•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for our Sponsored Programs.

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The Company has sponsored the following investment programs:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund”, the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

Since inception through June 30, 2020, we have originated approximately $1.2 billion in both equity and debt investments deployed across more than approximately $5.1 billion of real estate property, while collecting and processing more than 7.5 million investor dividends, distributions, investments and principal repayments since we sponsored our first online investment in 2012. As our business has grown and changed, from initially offering a platform to facilitate sponsors of investments, to becoming an active sponsor of specific real estate projects, to creating and offering sixteen eREITTM programs, three eFundTM programs, and the Opportunity Fund program, our real estate debt and equity originations over the same period have changed as well.

Our originations have increased over the most recent four-year period starting June 30, 2016 and ending June 30, 2020 from approximately $142.1 million to $1.2 billion, an impressive 70.5% compounded annual growth rate (CAGR).

Our Sponsored Programs have fully redeemed out of approximately 106 investments as of June 30, 2020.

As of June 30, 2020, we have yet to generate any profits from our operations and are incurring net losses, and do not expect to generate any profits, if ever, until our assets under management (“AUM”), through our Sponsored Programs is substantially larger.

Excluding whole loan co-investors and real estate debt and equity originated but not fully drawn down, the average amount invested across both the Sponsored Programs and Notes Program is approximately $7,899 per unique investor and the average amount invested in the Sponsored Programs was approximately $7,856 per unique investor as of June 30, 2020.

Through the Fundrise Platform, we reduce upfront fees and costs by eliminating high-fee broker-dealers and investment bankers, while removing the double promote (where real estate and fund sponsors receive returns in more than one place in the distribution waterfall) common with real estate private equity investments. Our direct online investment model allows us to more efficiently raise capital than through conventional institutional avenues.

Other than our co-investments in the Sponsored Programs, we typically do not assume the long-term credit risk of the investments facilitated through the Fundrise Platform.

Our historical measured growth rates in facilitating investments through the Fundrise Platform reflect a deliberate strategy that allowed us to build and develop the various enterprise functions to support our scale, including operations, risk controls, customer support, accounting and payment processing, compliance and technology. Demand from real estate operators and investors will continue to inform our business and investment product decisions, but we have so far refused to compromise the long-term quality of our underwriting to pursue excessive near-term growth rates that we believe would result in investment performance below our standards.

We have achieved the following significant milestones since our founding:

•	In February 2011, we filed a provisional patent application for Systems and Methods for Online Securitization of Illiquid Assets. This patent is currently pending.

•	In June 2012, to our knowledge, we invented online real estate investing when our co-founders sponsored the first ever online real estate offering under Regulation A of the Securities Act of 1933 (the “Securities Act”), as amended (“Regulation A”) (available to all residents of the District of Columbia and the Commonwealth of Virginia) for a property at 1351 H Street NE, in Washington, DC.

•	In April 2014, Renren Inc. led our Series A convertible preferred stock (“Series A”) financing round where we raised approximately $24.7 million.

•	In June 2014, we introduced the Notes Program that allowed investors to deploy capital targeting returns tied to select specific real estate assets through a standardized and simplified online investment process.

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•	In November 2015, we sponsored the first ever online real estate investment trust available to anyone in the U.S. (an “eREITTM”), called Fundrise Real Estate Investment Trust, LLC.

•	In October 2016, we surpassed $100 million in AUM in the Sponsored Programs.

•	In September 2017, we surpassed $200 million in AUM in the Sponsored Programs.

•	In July 2018, we surpassed 50,000 active investor accounts on the Fundrise Platform.

•	In August 2018, Fundrise earned position #35 on Inc. Magazine’s 2018 list of the 5,000 fastest growing companies in the US and #1 in the financial services category.

•	In November 2018, we surpassed $500 million in AUM in the Sponsored Programs.

•	In April 2019, we launched the Fundrise iOS mobile application.

•	In August 2019, we surpassed 100,000 active investor accounts on the Fundrise Platform.

•	In January 2020, we surpassed $1 billion in AUM in the Sponsored Programs.
•	In February 2020, we launched the Fundrise Android mobile application.

Our office is located at 11 Dupont Circle NW, 9th Floor, Washington, D.C. 20036. Our telephone number is (202) 584-0550. Information regarding the Company is also available on our web site at www.fundrise.com.

As of August 14, 2020, we had one hundred and twenty-two (122) employees, most of whom are located at our main office in Washington, DC.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular filed with the SEC on February 28, 2020, and updated on June 24, 2020, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

The Company is currently offering up to approximately $23 million of its Class B Common Stock. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020, we have sold 814,948 shares at $8.87 per share, for approximately $7.2 million in offering proceeds.

In our previous offering we sold 9,237,653 Class B common shares at varying prices as set forth below, with gross proceeds of approximately $59.7 million. The total number of shares of our Class B Common Stock qualified in our prior and current offerings is 20,000,000.

Prior Offering Results

Effective Date of Price per Share	Price Per Share	Number of Class B Common Shares Sold	Offering Proceeds
January 31, 2017	$5.00	2,884,129	$14,420,645.00
July 28, 2017	5.50	699,880	3,849,340.00
January 27, 2018	6.00	649,781	3,898,686.00
May 22, 2018	6.30	240,589	1,515,710.70
July 23, 2018	6.60	522,878	3,450,994.80
October 19, 2018	6.90	814,870	5,622,603.00
January 31, 2019	7.30	1,073,630	7,837,499.00
May 3, 2019	7.67	457,748	3,510,927.16
July 26,2019	8.05	1,029,649	8,288,674.45
October 18, 2019	8.45	864,499	7,305,016.55
Totals	—	9,237,653	$59,700,096.66

Shares are currently offered and are sold on a continuous basis only to existing investors in the Sponsored Programs. The funds received from the issuance of our Class B common stock are a primary source of capital for our operating expenditures.

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Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe our critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. See Note 2, Summary of Significant Accounting Policies, included in our consolidated financial statements for a more thorough discussion of our accounting policies and procedures.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has released several Accounting Standards Updates (“ASUs”) that may have an impact on our consolidated financial statements. See Note 2, Summary of Significant Accounting Policies – Recent Accounting Pronouncements, in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act (“JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, as amended, for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We generate revenues from origination and acquisition fees, asset management fees, advisory fees, and interest income. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

Revenue

For the six months ended June 30, 2020 and 2019, respectively, our total revenue attributable to Rise Companies, net of intercompany eliminations, was approximately $6,218,000 and $7,234,000, representing a period-over-period decrease of 14%.

Origination and Acquisition Fees

For the six months ended June 30, 2020 and 2019, respectively, our origination and acquisition fee revenue was approximately $1,433,000 and $4,362,000, representing a period-over-period decrease of approximately 67%. The decrease was caused by a decline in originations and underwriting due to the COVID-19 outbreak in the United States.

Asset Management Fees, Net

For the six months ended June 30, 2020 and 2019, respectively, net asset management fees earned by Fundrise Advisors were approximately $3,916,000 and $1,844,000, representing a period-over-period increase of approximately 112%. The increase was caused by growth period-over-period in assets under management of the Sponsored Programs.

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Advisory Fees, Net

For the six months ended June 30, 2020 and 2019, respectively, advisory fees earned by Fundrise Advisors were approximately $538,000 and $266,000 representing a period-over-period increase of approximately 102%. The increase was caused by growth period-over-period in assets under management of the Sponsored Programs.

Expenses

Our operating expenses consist of sales and marketing, origination and servicing, engineering and product development, facilities and office expense, professional fees expense, depreciation and amortization expense, and other general and administrative expenses.

 Sales and Marketing

Sales and marketing expenses consist primarily of engagement and enrollment of investors in our Sponsored Programs, including costs attributable to marketing and selling our products. This includes costs of building general brand awareness, and salaries and benefits expenses related to our marketing team.

Sales and marketing expense was approximately $6,211,000 and $8,494,000, for the six months ended June 30, 2020 and 2019, respectively, a decrease of 27%. The Company adjusted its marketing strategy and decreased spending in the first six months of 2020 due to the COVID-19 outbreak in the United States.

Origination and Servicing

Origination and servicing expenses consist of costs attributable to activities that most directly relate to the origination and servicing of real estate investments for real estate operators that are borrowers from or joint-venture partners with our Sponsored Programs, in addition to the salaries and benefits expense of our real estate team.

Origination and servicing expense was approximately $1,838,000 and $1,618,000, for the six months ended June 30, 2020 and 2019, respectively, an increase of 14%. The increase was primarily due to an increase in headcount period-over-period in our real estate team.

Engineering and Product Development

Engineering and product development expenses consist primarily of salaries and benefits for our software engineering and product management teams that are not capitalized as internal-use software. These teams work on the development and maintenance of the Fundrise Platform.

Engineering and product development expense was approximately $1,639,000 and $963,000, for the six months ended June 30, 2020 and 2019, respectively, an increase of 70%. The increase was driven by an increase in headcount period-over-period in our software engineering and product management teams.

We capitalized approximately $2,102,000 and $1,641,000, for the six months ended June 30, 2020 and 2019, respectively, in software development costs.

General and Administrative

General and administrative expenses consist primarily of facilities and office expenses, professional fees, depreciation and amortization expense, salaries and benefits for our accounting, legal, and operations teams, stock-based compensation for all eligible employees, and other miscellaneous expenses.

Facilities and office expense was $1,182,000 and $712,000, for the six months ended June 30, 2020 and 2019, respectively, an increase of 66%. The increase was largely due to our relocation to new office space in June 2019.

Professional fee expense was $528,000 and $506,000, for the six months ended June 30, 2020 and 2019, respectively, an increase of 4%.

Depreciation and amortization expense was $922,000 and $589,000, for the six months ended June 30, 2020 and 2019, respectively, an increase of 57%.

Other general and administrative expense was $2,988,000 and $1,767,000, for the six months ended June 30, 2020 and 2019, respectively, an increase of 69%. The increase was primarily due to an increase in headcount in our accounting, legal, and operations teams period-over-period.

6

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include enrolling new investors, broadening our origination capabilities, enhancing our technology infrastructure, expanding our product offerings, and extending customer lifetime value. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing, technology, and origination expenses. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Real Estate Originations

We originate our Sponsored Programs’ real estate investments with the Fundrise Platform and through our in-house real estate division, RSE Capital Partners. We generate revenue from origination fees paid by real estate operators and joint-ventures in connection with debt and equity investment originations. We believe originations are a key indicator of the growth rate of our marketplace, credibility of our brand, scale of our business, strength of our network effect, and economic competitiveness of our products and future growth. Real estate originations have increased significantly over time due to the increased awareness of our brand, our high real estate operator and investor satisfaction rates, the effectiveness of our acquisition channels, a strong track record of investment performance and the expansion of our capital base. Factors that could affect debt and equity investment originations include the interest rate and economic environment, the continued effects of the global COVID-19 pandemic on the United States and elsewhere, the competitiveness of our cost of capital, the success of our operational efforts to balance demands from investors and real estate operators, our ability to develop new products or enhance existing products for real estate operators and investors, the success of our sales and marketing initiatives and the success of developing relationships with real estate operator and acquiring and retaining investors.

Investors provide the equity capital to our Sponsored Programs through the use of the Fundrise Platform for our real estate investments. Our model is built specifically to leverage the economies of scale created by the internet to cut out excessive fees, while also lowering execution costs and reducing both time and manual resources. Our end-to-end integrated web-platform transforms the real estate origination, underwriting, funding, and servicing processes, replacing expensive sales and management teams with online applications, implementing data driven decision making, and automating transactions through payment processing APIs (application programming interfaces).

Liquidity and Capital Resources

Since inception through June 30, 2020, we have financed our operations primarily through offerings of our equity securities. As of June 30, 2020 and December 31, 2019, respectively, we had cash and cash equivalents of approximately $24,117,000 and $29,219,000.

We believe that our current capital position is sufficient to meet our current liquidity needs for at least the next 12 months, however, there can be no assurance that our current capital position will meet our liquidity needs for that period.

As of June 30, 2020 and December 31, 2019, respectively, we do not have any material commitments for capital expenditures; nor did we enter into any in the interim period between June 30, 2020 and the time of this filing.

Fundrise LP – Sidecar Investment Fund

As part of the 2014 Series A Preferred financing, we raised a $10 million sidecar private fund called Fundrise LP, which was formed to provide warehousing and financing support to assets originated and facilitated by the Fundrise Platform.

Fundrise LP had issued a $10 million promissory grid note, which has since expired as of January 31, 2019, to the Company as a means to provide liquidity during capital raising periods for the Company and its affiliates.

Corporate Debt

In April 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”). We received the full loan amount on April 27, 2020. As of June 30, 2020, we had debt payable of approximately $2.8 million. We had no debt outstanding as of December 31, 2019.

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Outlook and Recent Trends

Given that the majority of our income is derived from the fees we receive and expect to receive in the future from our Sponsored Programs, the impact of COVID-19 on our Sponsored Programs’ business and operations is anticipated to have a material impact on our business.

For information regarding the potential impact of the COVID-19 pandemic on the various assets held by the Sponsored Programs, please see the following links for information that was the subject of previous supplements to our Offering Circular:

•

Blog post titled What You Should Expect from Fundrise During the Next Financial Crisis – originally published in October 2017, this blog post has been republished annually and is re-sent to every new investor within 60 days of their first investment

•	Blog post titled Year-end letter to investors – 2019, published January 16, 2020

•	Blog post titled How We’re Navigating the Global Coronavirus Outbreak, originally published March 11, 2020

•	Investor Letter and Fundrise Stress Test, originally published April 3, 2020

•	Investor Letter regarding portfolio performance over the first half of 2020, originally published July 1, 2020

•	Investor Letter providing update on Fundrise during the first half of 2020, originally published July 16, 2020

Beginning in March 2020, as a result of the COVID-19 pandemic, several of our key metrics saw substantial decreases, such as an approximate 70% decrease in new investors in our Sponsored Programs and a sharp decline in origination revenue during Q2 2020, with overall revenue declining approximately 30% from Q1 2020 to Q2 2020. In response to these headwinds, the Company took several proactive measures, including 20% voluntary pay cuts in senior executives’ salaries in exchange for approximately equivalent equity grants during Q2 2020.  In addition, the Company secured a PPP loan of approximately $2.8 million, with most of the loan proceeds being used to cover the salaries of the employees of the Company, and, as a result, during Q2 2020 chose not to reduce team headcount.

However, the Company is encouraged by the performance of the managed assets held by its Sponsored Programs, as well as the Company’s ability to maintain and grow its business during this time of economic upheaval.  For more information regarding the potential impact of the COVID-19 pandemic on the various assets held by its Sponsored Programs, please read the stress test communication to investors linked above. The stress test was first published as of April 3, 2020, and, as of the date of these financial statements, actual results of the Sponsored Programs have exceeded the stress test scenarios presented. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the Company or the assets held by its Sponsored Programs than is demonstrated in the stress test.

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Off-Balance Sheet Arrangements

As of June 30, 2020 and December 31, 2019, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding related party arrangements, please see Note 14, Related Party Transactions in our consolidated financial statements.

Item 2: Other Information

None.

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Item 3: Financial Statements

F-1

RISE COMPANIES CORP.

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	June 30, 2020	December 31, 2019
	(Unaudited)	(*)
ASSETS
Current assets:
Cash and cash equivalents	$24,117	$29,219
Restricted cash	56	73
Accounts receivable	7	87
Receivables from Sponsored Programs	4,348	2,308
Note receivable from Sponsored Program	2,000	-
Interest receivable	2,328	2,328
Real estate debt investments, net	6,000	5,992
Prepaid expenses and other current assets	2,193	4,451
Total current assets	41,049	44,458
Investments in Sponsored Programs	2,567	2,628
Property and equipment, net	269	280
Intangible assets, net	7,974	6,702
Other assets	1,805	363
Total assets	$53,664	$54,431

LIABILITIES
Current liabilities:
Accounts payable	$721	$2,529
Accrued expenses	240	497
Due to investors	-	116
Accrued interest payable	1,850	1,995
Notes payable	6,000	6,000
Loan payable, current	1,237	-
Other current liabilities	129	191
Total current liabilities	10,177	11,328
Loan payable, non-current	1,557	-
Other liabilities	1,254	841
Total liabilities	12,988	12,169

Commitments and contingencies (Note 15)

STOCKHOLDERS’ EQUITY
Series A convertible preferred stock, $0.0001 par value; 15,000,000 shares authorized; 11,865,046 shares issued and outstanding; with an aggregate liquidation preference of $25,951	1	1
Class A common stock, $0.0001 par value; 43,000,000 shares authorized; 2,887,359 shares issued and 2,454,706 shares outstanding, 2,887,359 shares issued and 2,454,706 shares outstanding, respectively	-	-
Class B common stock, $0.0001 par value; 20,000,000 and 10,000,000 shares authorized; 10,052,601 shares issued and 9,922,803 shares outstanding, 9,237,653 shares issued and 9,107,855 shares outstanding, respectively	1	-
Class F common stock, $0.0001 par value; 10,000,000 shares authorized; 10,000,000 shares issued and 10,000,000 shares outstanding	1	1
Class M common stock, $0.0001 par value; 18,000,000 shares authorized; 0 shares issued and 0 shares outstanding, respectively	-	-
Additional paid-in capital	94,065	86,557
Accumulated deficit	(63,350)	(54,225)
Total stockholders’ equity before non-controlling interests	30,718	32,334

Non-controlling interests in consolidated entities	9,958	9,928
Total stockholders’ equity	40,676	42,262
Total liabilities and stockholders’ equity	$53,664	$54,431

*	Derived from audited financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

RISE COMPANIES CORP.

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	Six months ended	Six months ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Operating revenue
Origination and acquisition fees	$1,433	$4,362
Asset management fees, net	3,916	1,844
Advisory fees, net	538	266
Interest income	-	531
Other operating revenue	331	231
Total operating revenue	6,218	7,234

Operating expenses
Sales and marketing	6,211	8,494
Origination and servicing	1,838	1,618
Engineering and product development	1,639	963
Facilities and office	1,182	712
Professional fees	528	506
Depreciation and amortization	922	589
Interest expense	5	485
Other general and administrative	2,988	1,767
Total operating expenses	15,313	15,134

Net operating income (loss)	(9,095)	(7,900)

Other revenue (expense) from Sponsored Programs
Interest income	-	2,261
Rental income	-	95
Operating expense	-	(202)
Gain from equity in earnings	-	7
Gain on sale of real estate	-	181
Total other revenue (expense) from Sponsored Programs	-	2,342

Gain as a result of deconsolidation (see Note 2)	-	10,590

Net income (loss)	(9,095)	5,032

Net income attributable to non-controlling interests	30	2,420
Net income (loss) attributable to Rise Companies Corp.	$(9,125)	$2,612

Net earnings (loss) per share attributable to common stockholders:
Basic and diluted earnings (loss) per share	$(0.42)	$0.14
Weighted average shares of common stock - Basic and diluted	21,986,973	18,606,602

The accompanying notes are an integral part of these consolidated financial statements.

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

F-3

RISE COMPANIES CORP.

Consolidated Statements of Changes in Stockholders’ Equity and Non-Controlling Interest

(Unaudited)

(Amounts in thousands, except share data)

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2019	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,107,855	$-	$86,557	$(54,225)	$9,928	$42,262
Stock-based compensation	-	-	-	-	-	-	-	-		-	389	-	-	389
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	814,948	1	7,229	-	-	7,230
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(110)	-	-	(110)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	(9,125)	30	(9,095)
Balance at June 30, 2020	11,865,046	$1	2,454,706	$-	10,000,000	$1	-	$-	9,922,803	$1	$94,065	$(63,350)	$9,958	$40,676

F-4

	Preferred Stock		Common Stock		Common Stock		Common Stock		Common Stock		Additional		Non-
	Class A		Class A		Class F		Class M		Class B		Paid-In	Accumulated	Controlling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Interests	Equity
Balance at December 31, 2018	11,865,046	$1	2,468,465	$-	10,000,000	$1	-	$-	5,767,747	$-	$59,318	$(45,710)	$448,966	$462,576
Stock-based compensation	-	-	(1,718)	-	-	-	-	-		-	437	-	-	437
Issuance of Class B Common Stock	-	-	-	-	-	-	-	-	1,531,378	-	11,348	-	-	11,348
Redemption of Class B Common Stock	-	-	-	-	-	-	-	-	(49,864)	-	(279)	-	-	(279)
Offering costs for Class B Common Stock	-	-	-	-	-	-	-	-	-	-	(35)	-	-	(35)
Non-controlling interests acquired	-	-	-	-	-	-	-	-	-	-	-	-	33,240	33,240
Non-controlling interests deconsolidated	-	-	-	-	-	-	-	-	-	-	-	-	(474,785)	(474,785)
Net income (loss)	-	-	-	-	-	-	-	-	-	-	-	2,612	2,420	5,032
Balance at June 30, 2019	11,865,046	$1	2,466,747	$-	10,000,000	$1	-	$-	7,249,261	$-	$70,789	$(43,098)	$9,841	$37,534

The accompanying notes are an integral part of these consolidated financial statements.

F-5

RISE COMPANIES CORP.

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Six Months Ended	Six Months Ended
	June 30, 2020	June 30, 2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss)	$(9,095)	$5,032
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Stock-based compensation	389	437
Depreciation and amortization	922	555
Accretion of deferred loan fees and costs	(8)	(11)
Gain as a result of deconsolidation	-	(10,590)
Operating activities of Sponsored Programs, net	-	(119)
Change in assets and liabilities:
Accounts receivable	80	(162)
Prepaid expenses and other current assets	2,241	(304)
Other assets	(1,442)	(603)
Accounts payable	(1,808)	1,518
Accrued expenses and other liabilities	94	(145)
Real estate available for sale	-	(531)
Receivables from Sponsored Programs	(2,040)	3,464
Payables to Sponsored Programs	-	31
Note receivable from Sponsored Program	(2,000)	-
Interest receivable	-	(231)
Accrued interest payable	(145)	185
Net cash provided by (used in) operating activities	(12,812)	(1,474)
Cash flows from investing activities
Additions to intangible assets	(2,111)	(1,641)
Purchases of property and equipment, net	(71)	(8)
Dividends received from Sponsored programs	88	69
Investments in Sponsored Programs	(10)	(400)
Investing activities of Sponsored Program, net	-	(7,470)
Net cash provided by (used in) investing activities	(2,104)	(9,450)
Cash flows from financing activities
Proceeds from the issuance of Class B common stock, net of offering costs	7,119	11,314
Redemptions of Class B common stock	(116)	(128)
Loan payable	2,794	-
Financing activities of Sponsored Programs, net	-	29,301
Net cash provided by (used in) financing activities	9,797	40,487
Net increase (decrease) in cash and cash equivalents	(5,119)	29,563
Cash and cash equivalents not retained as a result of deconsolidation	-	(55,922)
Cash, restricted cash and cash equivalents, beginning of period*	29,292	54,130
Cash, restricted cash and cash equivalents, end of period	$24,173	$27,771

Supplemental disclosures of cash flow information:
Cash paid (received) for interest	$150	$300

*	The beginning balance for the period ended June 30, 2019, included Cash and cash equivalents of Rise Companies and Sponsored Programs.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Rise Companies Corp.

Notes to Consolidated Financial Statements (unaudited)

1.            Formation and Organization

Rise Companies Corp. (“Rise”, “Rise Companies”, “we”, “our”, the “Company”, and “us”) is a finance technology company, that owns and operates a leading web-based and mobile real estate investment platform, located at www.fundrise.com (the “Fundrise Platform”).

We operate through the following consolidated subsidiaries, with the following activities:

•	Fundrise, LLC (“Fundrise”), a wholly-owned subsidiary of Rise Companies, owns and operates the Fundrise Platform that allows investors to become equity or debt holders in alternative investment opportunities.

•	Fundrise Lending, LLC (“Fundrise Lending”), a wholly-owned subsidiary of Rise Companies, is a licensed finance lender in the State of California that facilitates Real Estate Loans.

•	National Commercial Real Estate Trust (the “Trust”), a wholly-owned statutory trust of Rise Companies, historically acquired loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Project-Dependent Notes (“Notes”) issued by the Trust and were related to specific underlying loans for the benefit of the investor (collectively, the “Notes Program”).

•	National Commercial Real Estate Trustee LLC, a wholly-owned subsidiary of Rise Companies, acts as the manager trustee of the Trust.

•	Fundrise Advisors, LLC (“Fundrise Advisors”), a wholly-owned subsidiary of Rise Companies, is a registered investment advisor with the Securities and Exchange Commission (“SEC”) that acts as the non-member manager for the Sponsored Programs (defined below) which are offered for investment via the Fundrise Platform.

•	Fundrise, L.P. (“Fundrise LP”) is an affiliate of Rise Companies and was created with the intent to benefit the Company by driving its growth and profitability. Rise Companies owns approximately 2% of Fundrise LP and has the ability to direct its assets.

•	Fundrise Management, LLC, a wholly-owned subsidiary of Rise Companies, is the sole member and manager of Fundrise GP I, LLC, which is the general partner of Fundrise LP.

•	Fundrise Servicing, LLC, a wholly-owned subsidiary of Rise Companies, acts as a servicer for our Sponsored Programs.

•	RSE Capital Partners, LLC, a wholly-owned subsidiary of Rise Companies, acts as an originator of real estate assets for our Sponsored Programs.
•	RSE Development, LLC, a wholly-owned subsidiary of Rise Companies, acts as a developer of real estate assets for our Sponsored Programs

The Company has sponsored the following investment programs, as of June 30, 2020:

•	Fundrise Real Estate Investment Trust, LLC, Fundrise Equity REIT, LLC, Fundrise West Coast Opportunistic REIT, LLC, Fundrise East Coast Opportunistic REIT, LLC, Fundrise Midland Opportunistic REIT, LLC, Fundrise Income eREIT II, LLC, Fundrise Growth eREIT II, LLC, Fundrise Income eREIT III, LLC, Fundrise Growth eREIT III, LLC, Fundrise Income eREIT 2019, LLC, Fundrise Growth eREIT 2019, LLC, Fundrise Income eREIT V, LLC, Fundrise Growth eREIT V, LLC, Fundrise Income eREIT VI, LLC, Fundrise Growth eREIT VI, LLC, and Fundrise Balanced eREIT, LLC are the real estate investment trust programs (the “eREITs”) sponsored by the Company.

•	Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, Fundrise For-Sale Housing eFund – Washington DC, LLC, and Fundrise National For-Sale Housing eFund, LLC are the real estate investment fund programs (the “eFunds”) sponsored by the Company.

•	Fundrise Opportunity Fund, LP and Fundrise Opportunity Zone OP, LLC (collectively referred to as the “Opportunity Fund,” the “oFund,” and the “oZone Fund”), make up a tax-advantaged real estate investment fund program offered under Regulation D that is offered through the Fundrise Platform. The eREITs, eFunds, and oFund are hereafter referred to as the “Sponsored Programs.”

F-7

2.            Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03 of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

All adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited financial statements filed on Form 1-K. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s Form 1-K, which was filed with the SEC. The financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and June 30, 2019, respectively, and certain related disclosures are unaudited and have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Certain prior year amounts have been reclassified for consistency with the current year presentation in the Consolidated Statements of Cash Flows. These reclassifications had no effect on the reported results of operations.

Principles of Consolidation

The Company consolidates all entities that it controls either through majority voting interest in voting interest or as the primary beneficiary of a VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company consolidates Fundrise LP, and other wholly-owned entities as it was determined that Rise, together with its subsidiaries, is the primary beneficiary. Through January 31, 2019, the Company consolidated all of the Sponsored Programs. All significant inter-entity transactions and balances of consolidated entities have been eliminated.

Estimates

The preparation of our consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reconsideration Event -  January 31, 2019

In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-2 (“ASU 2015-02”), “Consolidation (Topic 810): Amendments to the Consolidation Analysis.” ASU 2015-2 provides a revised consolidation model for all reporting entities to use in evaluating whether they should consolidate certain legal entities. All legal entities will be subject to reevaluation under this revised consolidation model. The revised consolidation model, among other things, (i) modifies the evaluation of whether certain legal entities are VIEs or voting interest entities, (ii) eliminates the presumption that a general partner should consolidate a limited partnership, and (iii) modifies the consolidation analysis of reporting entities that are involved with VIEs through fee arrangements and related party relationships. Under the revised consolidation model, the Company continuously evaluates the status of its relationship to certain entities that it consolidates.

Prior to January 31, 2019, the Company consolidated its Sponsored Programs under ASU 2015-2 due to the Company having entered into, on October 31, 2017, a second amended and restated promissory grid note (the “Promissory Grid Note”), as borrower, with Fundrise LP, as the lender, with a revolving line of credit in the aggregate principal amount of $10.0 million. The Promissory Grid Note expired on January 31, 2019. As a result, the Company had a reconsideration event related to the variable interests it held in the Sponsored Programs. As a result of this assessment, the Company has deconsolidated the Sponsored Programs from its consolidated financial statements effective as of January 31, 2019. The deconsolidation of these entities had the following impact on the consolidated balance sheets as of January 31, 2019 (dollars in thousands):

F-8

	As of January 31, 2019	Impact of deconsolidation of Sponsored Programs	As adjusted, January 31, 2019
Number of entities consolidated through variable interests	12	(11)	1
Total assets	$519,780	$(475,927)	$43,853
Total liabilities	$23,437	$(11,732)	$11,705
Accumulated deficit of Rise Companies Corp	$(47,538)	$10,590 (1)	$(36,948)

(1)	This adjustment to the accumulated deficit of Rise Companies is reported as a gain on the consolidated statements of operations in the period ended June 30, 2019.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Restricted Cash

Restricted cash consists of amounts deposited into accounts related to health savings accounts for employees. These amounts can only be used for qualified health expenses, and therefore are separately presented on our balance sheets.

Property and Equipment, net

Property and equipment consists of computer equipment, leasehold improvements, and furniture and fixtures, which are recorded at historical cost less accumulated depreciation.

Computer equipment and furniture and fixtures are depreciated on a straight-line basis over the asset’s estimated useful life, generally two to five years. Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the useful lives of property and equipment are capitalized. Costs associated with construction projects are transferred to the leasehold improvement account upon project completion. Leasehold improvements are amortized over the shorter of the lease term (excluding renewal periods) or estimated useful life.

The Company evaluates potential impairments of its property and equipment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of June 30, 2020 and December 31, 2019, there was no impairment of property and equipment assets.

Intangible Assets, net

Intangible assets are assets that lack physical substance. Intangible assets with finite lives are amortized over their useful lives in a manner that best reflects their economic benefit, which may include straight-line or accelerated methods of amortization. Intangible assets with indefinite lives are not amortized. Since useful life cannot be determined, the Company evaluates these assets for impairment annually and on an interim basis as events and circumstances warrant when the carrying value of the asset may not be recovered. If the carrying value is not determined to be recoverable, the intangible asset will be reduced to fair value.

The Company evaluates the recoverability of its identifiable intangible assets whenever events or changes in circumstances indicate that an intangible asset’s carrying amount may not be recoverable. Such circumstances could include, but are not limited to (i) a significant decrease in the market value of an asset, (ii) a significant adverse change in the extent or manner in which an asset is used, or (iii) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of the asset. The evaluation of asset impairment requires the Company to make assumption about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts. As of June 30, 2020 and December 31, 2019, there was no impairment of intangible assets.

F-9

Substantially all our intangible assets relate to internal-use software, which is capitalized when preliminary development efforts are successfully completed, it is probable that the project will be completed, and that the software will be used as intended. Costs capitalized for internal-use software consist primarily of salaries and payroll-related costs for employees who are directly involved in the development efforts of a specific piece or pieces of software. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are probable to result in additional functionality are capitalized.

Capitalized costs of platform and other software applications are amortized on a straight-line basis over the estimated useful life of the software, generally four years. Management evaluates the useful life of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. The amortization of costs related to the Fundrise Platform applications is included in depreciation and amortization expense on the consolidated statements of operations. As of June 30, 2020 and December 31, 2019, respectively, internal-use software totaled approximately $11,624,000 and $9,522,000, with accumulated amortization of approximately $3,903,000 and $3,070,000.

Deferred Offering Costs and Related Costs for the Sponsored Programs

Organization and offering costs of the Sponsored Programs are initially being paid by Fundrise Advisors, on behalf of each of the Sponsored Programs. These organization and offering costs include all expenses to be paid by a Sponsored Program in connection with its formation and the qualification of its Offering. These also include marketing and distribution of shares, including, without limitation, expenses for printing, amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees, and accountants’ and attorneys’ fees. Fundrise Advisors anticipates that, pursuant to each of the Sponsored Programs operating agreements, in some cases amended and restated, (the “Operating Agreements”), that each of the Sponsored Programs will be obligated to reimburse Fundrise Advisors, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of Sponsored Program, subject to a minimum net asset value (“NAV”), as described below.

After a Sponsored Program has reached a NAV greater than $10.00 per share (“Hurdle Rate”), it will start to reimburse Fundrise Advisors, without interest, for these organization and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to Fundrise Advisors will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until Fundrise Advisors has been reimbursed in full.

Offering costs for launched Sponsored Programs are included in Prepaid Expenses and Other Current Assets, see Note 6, Prepaid Expenses and Other Current Assets for more detail.

Offering costs for Sponsored Programs not yet launched are considered non-current and are included in Other Assets.

Real Estate Debt Investments of the Notes Program

The Company has historically engaged in real estate lending. In general, these real estate debt investments were Real Estate Loans made by Fundrise Lending and held by the Trust related to corresponding Notes. To maximize the value of the Notes, the Company intends to hold all Notes until the stated maturity date. Since management has the positive intent and ability to hold the Notes to maturity, they are classified and valued as held to maturity. Accordingly, these assets are carried at cost, net of deferred loan origination fee revenue, repayments, and unfunded commitments, if applicable, unless such loans are deemed to be impaired.

As of September 2016, we suspended the Notes Program indefinitely, and thus interest income related to making and holding investments for the Notes Program is not expected to be a material part of our future revenue. See Note 4, Real Estate Debt Investments of the Notes Program for more detail.

F-10

Revenue Recognition

Origination and Acquisition Fees

Origination fees are paid to Rise by borrowers and are determined by the term and credit grade of the loan. Origination fees generally range from 0.0% to 2.0% of the aggregate loan amount. Origination fees are included in the annual percentage rate calculation provided to the borrower and are subtracted from the gross loan proceeds prior to disbursement of the loan funds to the borrower. A loan is considered issued once a wire transaction to the borrower’s settlement agent or the borrower’s bank account is complete. Origination fees received in consideration for investments held by Rise are recognized on a straight-line basis over the life of the loan. Origination fees received in consideration for investments held by the Sponsored Programs are recognized upon receipt. Fees paid by real estate borrowers at the initial maturity date to extend the maturity date for a real estate debt investment are also included in origination fees.

Acquisition fees are paid to Rise by developers of joint venture and other equity types of real estate transactions. Acquisition fees generally range from 0.0% to 2.0% of the committed amount of equity provided by the developer or Sponsored Program acquiring the equity. Such fees are recognized upon acquisition of the real estate asset by the developer or Sponsored Program.

Due diligence fees are included in origination and acquisition fees in the operating revenue section of the consolidated statements of operations. These fees are paid by borrowers and developers in the underwriting phase of the potential real estate transaction and are earned commensurate with the time required of Rise to perform diligence when underwriting a real estate transaction. Due diligence fees are received prior to the origination or acquisition fee and are recognized once material due diligence has concluded.

Asset Management Fees, Net

Asset Management fees are earned by Fundrise Advisors from the Sponsored Programs for asset management services provided. Fundrise Advisors assesses these fees on a quarterly basis from each Sponsored Program that it manages. The asset management fees may be waived at any time for any Sponsored Program at Fundrise Advisors’ sole discretion, and once waived are no longer collectible.

Advisory Fees, Net

Advisory fees are earned by Fundrise Advisors from individual investors in the Sponsored Programs for providing services with portfolio investment plans, auto-investment plans, and dividend re-investment plans. Fundrise Advisors reserves the right to reduce or waive this fee for certain clients without notice and without reducing or waiving this fee for all individual clients.

Interest Income

Interest income is generally earned from the real estate debt investments of the Notes Program and is recognized on an accrual basis. Any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment include terms that are akin to interest on a debt instrument.

As of June 30, 2020 and June 30, 2019, no amortization of premium or discount fees have been incurred.

Stock-Based Compensation

Stock-based compensation includes the expense related to restricted Class A Common Stock grants made to employees of the Company. All stock-based awards made to employees are recognized in the consolidated financial statements based on their estimated fair value on the date of grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of 4 years. Stock-based compensation expense is recorded net of estimated forfeitures, such that expense is recorded only for those stock-based awards that are expected to vest.

Share awards issued to non-employees are recorded at their fair value on the awards’ grant date, which is estimated using the same methodology described above.

The Company has not paid cash dividends and does not anticipate paying any cash dividends in the foreseeable future and therefore used an expected dividend yield of 0.0% for price adjustments.

F-11

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are recognized temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax positions using a two-step process whereby (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position (“more-likely-that-not recognition threshold”) and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of provision for income tax in the statement of operations. As of June 30, 2020 and June 30, 2019, no unrecognized tax benefits have been recorded.

The Company recognizes a valuation allowance which reduces the deferred tax assets to the amount we believe these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize our deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Revenue Recognition of the Sponsored Programs

Interest Income

Interest income was generally earned from the real estate debt investments of the Sponsored Programs and was recognized on an accrual basis. Any related premium, discount, origination costs and fees were amortized over the life of the investment using the effective interest method. Interest income was recognized on senior debt investments classified as held to maturity securities and on investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument (Preferred Equity).

As of January 31, 2019, we no longer recognize interest income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event - January 31, 2019 for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

As of January 31, 2019, no amortization of premium or discount fees have been incurred.

Rental Income

Rental revenue was recognized on a straight-line basis over the term of the lease for residential properties of the previously consolidated Sponsored Programs. We had periodically reviewed the collectability of our resident receivables and recorded an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses were recorded as property operating and maintenance expenses in the financial statements.

As of January 31, 2019, we no longer recognize rental income of the Sponsored Programs. See Note 2, Summary of Significant Accounting Policies – Reconsideration Event - January 31, 2019 for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

F-12

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. In July 2019, the FASB voted to delay the effective date of ASU 2016-02 by one year. In June 2020, FASB voted to delay the effective date an additional year as a response to COVID-19. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2021. We are currently assessing the impact of this update on the presentation of these consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

In December 2019, the FASB issued Accounting Standards Update ASU 2019-12, Simplifying the Accounting for Income Taxes, which updates areas of ASC 740, to reduce complexity without decreasing the quality of the information provided to users of the financial statements. The standard will be effective for fiscal years beginning after December 15, 2022. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.            Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share (“EPS”) is the amount of net income (loss) available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net income (loss) available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock awards and convertible preferred stock. Potentially dilutive common shares are excluded from the computation of dilutive EPS in periods in which the effect would be antidilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider our Series A Preferred, which is convertible preferred stock, to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average common shares outstanding.

F-13

4.            Real Estate Debt Investments of the Notes Program

The following table presents the Company’s investments in real estate related assets of the Notes Program as of June 30, 2020, and December 31, 2019 (dollars in thousands):

	Number of Investments	Principal Amount or Cost	Future Funding Commitment	Amortization of Deferred Net Origination Fee Revenue	Carrying Value
December 31, 2019
Preferred Equity	1	6,000	-	20	5,992
Balance	1	$6,000	$-	$20	$5,992
June 30, 2020
Preferred Equity	1	6,000	-	8	6,000
Balance	1	$6,000	$-	$8	$6,000

As of June 30, 2020 and December 31, 2019, we invested in forty-three debt investments via the Notes Program, of which forty-two repaid the full amount of principal and any accrued interest.

In April 2020, our Notes Program issued a notice of maturity default to the last remaining real estate debt investment for failing to pay two special member preferred return payments. The outstanding principal and accrued interest balance of the real estate debt investment in default cumulatively totals approximately $8.3 million, which is secured by the underlying property of the real estate debt investment. In June 2020, our Notes Program agreed to an extension, which extended the maturity of the investment to August 7, 2020, and waived both current and payable-in-kind (“PIK”) interest through August 7, 2020.

As of June 30, 2020, and December 31, 2019, none of the Company’s real estate debt investments in the Notes Program were considered impaired, and no impairment charges have been recorded in these financial statements for the years ended June 30, 2020, and December 31, 2019.

Real Estate Notes Payable of the Notes Program

The Trust had historically acquired Real Estate Loans from Fundrise Lending and held them for the sole benefit of certain investors that have purchased Notes issued by the Trust through the Notes Program and that are related to specific underlying loans for the benefit of the investor. The Notes therefore are recorded as a corresponding liability to the loan asset.

Amortization of Loan Origination Fees and Costs of the Notes Program

Loan origination fees and related incremental direct loan origination costs are deferred and amortized to income using the interest method over the contractual life of the loans, adjusted for actual prepayments. Any remaining unamortized deferred fees or costs associated with loans that pay off prior to contractual maturity are included within income in the period of payoff.

The real estate loans and notes payable balances for the Notes Program are as follows (in thousands):

	Real Estate Loans		Notes Payable
	June 30, 2020	December 31, 2019	June 30, 2020	December 31, 2019
Aggregate principal balance	$6,000	$6,000	$6,000	$6,000
Unamortized origination fees	-	(8)	-	-
Carrying value, net	$6,000	$5,992	$6,000	$6,000

As of June 30, 2020, the aggregate principal balance of the Loans and Notes of the Notes Program are scheduled to mature within one year.

F-14

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2020, and December 31, 2019, the Company’s significant financial instruments consist of cash and cash equivalents, interest receivable of the Notes Program, real estate debt investments of the Notes Program, and current liabilities. With the exception of real estate debt investments of the Notes Program, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2020 and December 31, 2019, management estimated the fair value of our real estate debt investment of the Notes Program, including PIK interest, to be approximately $8.3 million and $8.3 million, respectively.

F-15

6.            Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Offering costs assets	$1,452	$3,262
Security deposits	56	302
Prepaid expenses	318	568
Dividends receivable	30	81
Advisory fees receivable	290	198
Other	47	40
Total prepaid expenses and other current assets	$2,193	$4,451

7.            Property and Equipment, net

Property and equipment, net, consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Computer equipment	$355	$284
Furniture and fixtures	7	7
Leasehold Improvements	398	398
Total property and equipment	760	689
Less: accumulated depreciation	(491)	(409)
Total property and equipment, net	$269	$280

Depreciation expense on property and equipment was approximately $83,000 and $74,000 for the six months ended June 30, 2020 and 2019, respectively. The Company wrote off $2,000 and $50,000 of computer equipment and reversed $1,000 and $35,000 of accumulated depreciation as of June 30, 2020 and December 31, 2019, respectively.

8.            Intangible Assets, net

Intangible assets, net, consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Internal-use software	$11,624	$9,522
Trademarks	151	148
Patents	82	76
Domain	80	80
Total intangible assets	11,937	9,826
Less: accumulated amortization	(3,963)	(3,124)
Total intangible assets, net	$7,974	$6,702

F-16

Amortization expense of intangible assets for the six months ended June 30, 2020 and 2019, respectively, was approximately $839,000 and $515,000.

The expected future amortization expense for intangible assets subject to amortization as of June 30, 2020 is as follows (in thousands):

Year Ending December 31,	Future Amortization Expense
2020	$854
2021	1,378
2022	1,033
2023	730
2024	24
Thereafter	35
Total	$4,054

As mentioned in Note 2, Summary of Significant Accounting Policies, some of our intangible assets are not amortized either due to the nature of the asset or due to legal rights not yet issued. The carrying value of these assets not subject to amortization is as follows (in thousands):

	June 30, 2020	December 31, 2019
Internal-use software in process	$3,758	$1,787
Trademarks	-	-
Patents	82	76
Domain	80	80
Total carrying value not subject to amortization	$3,920	$1,943

9.            Paycheck Protection Program Loan

On April 20, 2020, we entered into a loan agreement with Citizens Bank as the lender (the “Lender”), pursuant to which the Lender provided a loan under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the “SBA”) in a principal amount of $2,793,800 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”).

The PPP Loan proceeds are intended to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain other outstanding debt.

According to the terms of the Paycheck Protection Program, the subsequent passing of the Paycheck Protection Program Flexibility Act (the “PPPFA Act”), and current guidance from the SBA and U.S. Department of Treasury, all or a portion of loans under the program may be forgiven if the PPP Loan proceeds are used for permitted expenses, as outlined in the CARES Act and related regulations, including 60% of the PPP Loan proceeds being used for payroll related costs. The amount that may be forgiven will be calculated in part with reference to our full-time headcount during the twenty-four-week period following the funding of the PPP Loan. The SBA and U.S. Department of Treasury may continue to update guidance on the calculation of loan forgiveness, which could affect the amount forgiven.

The interest rate on the PPP Loan is a fixed rate of 1% per annum. To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, we will be required to make principal and interest payments in monthly installments. The PPP Loan matures in two years.

The PPP Loan includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against us, including the right to require immediate payment of all amounts due under the PPP Note.

As of June 30, 2020, the PPP Loan has accrued interest of $5,000. The Company has no other outstanding loans payable as of June 30, 2020.

F-17

10.          Other Liabilities

Other liabilities consist of the following (in thousands):

	June 30,	December 31,
	2020	2019
Deferred rent	$1,011	$601
Deferred compensation payable	240	240
Other	3	-
Total other liabilities	$1,254	$841

11.          Stock-Based Compensation and Other Employee Benefits

Stock-Based Compensation

Under our 2014 Stock Option and Grant Plan, we may grant unrestricted and restricted stock awards, restricted stock units, or options to purchase shares of common stock to employees, executives, directors, and consultants. A total of 10,100,000 and 4,600,000 shares of Class A common stock have been authorized for issuance under the 2014 Stock Option and Grant Plan as of June 30, 2020 and December 31, 2019, respectively. The Company has issued Restricted Stock Grants, Restricted Stock Units and Restricted Stock Options as of June 30, 2020.

The restricted stock grants issued and outstanding through June 30, 2020 generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms.

The Company recognized approximately $387,000 and $434,000 of stock-based compensation expense related to restricted stock grants during the periods ending June 30, 2020 and 2019, respectively. As of June 30, 2020 and 2019 respectively, total unrecognized compensation cost was approximately $332,000 and $1,259,000, and these costs are expected to be recognized over the next year.

A summary of restricted stock grants issued, unvested shares, and share forfeitures at June 30, 2020 and December 31, 2019, respectively, is as follows (in thousands except shares and per share data):

	Stock Grants Issued & Outstanding	Weighted Average Fair Value Per Share	Aggregate Intrinsic Value
Restricted at, December 31, 2019	156,122	$5.00	$706
Shares granted	-
Vested and converted to unrestricted shares	(79,095)
Forfeited shares	-
Restricted at, June 30, 2020	77,027	$5.00	$332

F-18

The Company issued restricted stock options in the year ended 2017 only. These options generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 1/36 vest monthly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future options with different terms. There were 0 and 3,500 stock options forfeited for the period ended June 30, 2020 and 2019, respectively. During the periods ending June 30, 2020 and 2019, respectively, 1,626 and 3,500 stock options vested.

The Company recognized approximately $2,000 and $2,000 of stock-based compensation expense related to restricted stock options during the periods ending June 30, 2020 and 2019, respectively. As of June 30, 2020 and 2019, respectively, total unrecognized compensation cost was approximately $4,000 and $9,000, and these costs are expected to be recognized over the next year.

The Company began issuing restricted stock units in 2017 and has continued to issue them periodically through June 30, 2020. Restricted stock units generally follow a vesting schedule whereby 25% of the award vests twelve months from the vesting commencement date, and 6.25% vest quarterly thereafter, provided the grantee remains continuously employed by the Company through each vesting date; however, the Board of Directors retains the authority to grant future shares with different terms. The restricted stock units are also subject to performance based vesting, and shall only satisfy this requirement on the first of the following to occur: (i) immediately prior to a Company sale event or (ii) the Company’s Initial Public Offering.

During the periods ended June 30, 2020 and 2019, respectively, we issued 489,970 and 146,000 stock units. There were 317,500 and 26,875 restricted stock units forfeited for the periods ended June 30, 2020 and 2019, respectively. And during the periods ending June 30, 2020 and 2019, respectively, there were 182,761 and 87,566 restricted stock units that met the time criteria for vesting. Of the restricted stock units that were issued and met the time criteria for vesting during the period ending June 30, 2020, 13,130 were granted to senior executives in exchange for a voluntary reduction in cash compensation during the second quarter of 2020.

There was no net income tax benefit recognized relating to stock-based compensation expense and no tax benefits have been realized from restricted stock units due to the full valuation allowance during 2020 and 2019.

Employee Retirement Plan

The Company maintains an employer-sponsored employee retirement plan that covers all of our employees. Under the plan, participants may elect to contribute any portion of their annual compensation up to the maximum limit imposed by federal tax law. Through December 31, 2019, the Company made matching contributions of up to 3% of each employee’s compensation to individual employee accounts, and starting January 1, 2020, the Company has elected to make a fixed contribution of 3% of each employee’s compensation to individual employee accounts. During the six months ended June 30, 2020 and 2019 respectively, the Company made contributions of approximately $233,000 and $116,000.

12.          Stockholders’ Equity

Preferred Stock

The outstanding shares of Series A convertible preferred stock are not mandatorily or otherwise redeemable. The sale of all, or substantially all, of the Company’s assets, a consolidation or merger with another company, or a transfer of voting control in excess of fifty percent (50%) of the Company’s voting power are all events which are deemed to be a liquidation and would trigger the payment of liquidation preferences under the Company’s Certificate of Incorporation. All such events require approval of the Board; however, in such events, all holders of equal or more subordinate equity instruments would also be entitled to receive the same form of consideration after any liquidation preferences. Therefore, based on the guidance of ASC 480-10-S99 – Distinguishing Liabilities from Equity, the non-redeemable convertible preferred stock has been classified within stockholders’ equity on the consolidated balance sheet. The significant terms of outstanding Series A are as follows:

Conversion – Each share of Series A is convertible, at the option of the holder, initially, into one share of Class A common stock (subject to adjustments for events of dilution). Each share of convertible preferred stock will automatically be converted upon: (i) the election of a majority of the outstanding shares of such series of preferred stock; or (ii) the consummation of an underwritten registered public offering with aggregate proceeds in excess of $35 million (a “Qualified Public Offering”). The Company’s Certificate of Incorporation contains certain anti-dilution provisions, whereby if the Company issues additional shares of capital stock for an effective price lower than the conversion price for a series of preferred stock immediately prior to such issue, then the existing conversion price of such series of preferred stock will be reduced. The Company determined that while its convertible preferred stock contains certain anti-dilution features, the conversion feature embedded within its convertible preferred stock does not require bifurcation under the guidance of ASC 815, Derivatives and Hedging Activities.

F-19

Liquidation preference – Upon any liquidation, winding up or dissolution of the Company, whether voluntary or involuntary (a “Liquidation Event”), before any distribution or payment shall be made to the holders of any common stock, the holders of convertible preferred stock shall be entitled to receive, by reason of their ownership of such stock, an amount per share of Series A equal to $2.1872 (as adjusted for stock splits, recapitalizations and other similar events) plus all declared and unpaid dividends (the “Series A Preferred Liquidation Preference”). However, if upon any such Liquidation Event, our assets are insufficient to make payment in full to all holders of convertible preferred stock of their respective liquidation preferences, then the entire balance of the Company’s assets legally available for distribution shall be distributed with equal priority between the preferred holders based upon the amount of each such holders’ Series A Preferred Liquidation Preference. Any excess assets, after payment in full of the liquidation preferences to the convertible preferred stockholders, are then allocated to the holders of the common stock, pro-rata.

Dividends – If and when declared by the Board, the holders of Series A and common stock, on a pari passu basis, will be entitled to receive dividends. As of today, we have not declared any dividends on preferred stock or common stock.

Voting rights – Generally, preferred stockholders have one vote for each share of common stock that would be issuable upon conversion of preferred stock. Voting as a separate class, the Series A stockholders are entitled to elect one member of the Board. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board. The remaining two members are elected by the preferred stockholders and common stockholders voting together as a single class on an as-if-converted to common stock basis. The Company has adopted a dual-class common stock structure, pursuant to which each share of Class A common stock will have one vote per share and each share of Class F common stock will have ten votes per share.

Common Stock

Class A Common Stock

As of June 30, 2020, there were 2,887,359 shares issued and 2,454,706 shares outstanding. As of December 31, 2019, there were 2,887,359 shares issued and 2,454,706 shares outstanding. Holders of our Class A Common Stock are entitled to one (1) vote for each share held of record on all matters submitted to a vote of stockholders.

Class F Common Stock

In April of 2014, the Company issued 10 million shares of Class F Common Stock to Daniel Miller and to Benjamin Miller, with a par value of $0.0001 per share. Each share of the Class F Common Stock is entitled to ten (10) votes per share. As of June 30, 2020, and December 31, 2019 respectively, there were 10 million shares of Class F Common Stock issued and outstanding.

Class M Common Stock

On July 5, 2016, the Company issued 18 million shares of Class M Common Stock, at $0.0001 per share, to certain executive officers of the Company (excluding Benjamin Miller, who did not participate) for aggregate cash consideration of $1,800. Each share of the Class M Common Stock is entitled to nine votes per share. The shares are callable by the Company at any time, including upon a vote of a majority of the outstanding Series A converted preferred stockholders. On December 10, 2016, the Company exercised its right to redeem all 18 million outstanding shares of Class M Common Stock for an aggregate cash consideration of $1,800 upon unanimous consent by the Board of Directors. As of June 30, 2020, there were 18 million shares of Class M Common Stock authorized but unissued.

Class B Common Stock

On January 19, 2017, the Board of Directors of the Company increased the number of total number of authorized shares of Common Stock to 96,000,000, and created a new class of Common Stock, to be designated as Class B Common Stock. As of June 30, 2020, 20,000,000 shares have been authorized as Class B Common Stock. As of June 30, 2020, and December 31, 2019 respectively, there were 10,052,601 and 9,237,653 shares of Class B Common Stock issued and 9,922,803 and 9,107,855 shares outstanding.

Except as required by applicable law, the holders of our Class B Common Stock are not entitled to vote on any matters submitted to a vote of stockholders. Class B Common Stock has a par value of $0.0001 per share.

F-20

Investors’ Rights Agreement

We entered into an Investors’ Rights Agreement (the “IRA”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, certain of our executive officers and directors and entities with which certain of our directors are affiliated. Pursuant to the IRA, the holders of certain shares of our common stock and preferred stock are entitled to certain registration rights, information rights and preemptive rights.

Right of First Refusal and Co-Sale Agreement

We entered into a Right of First Refusal and Co-Sale Agreement (the “Co-Sale Agreement”) with certain holders of our common stock and preferred stock, including persons who hold more than 10% of our outstanding capital stock, certain of our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Co-Sale Agreement, the holders of our preferred stock have rights of first refusal and co-sale with respect to certain transfers made by certain holders of our common stock.

Voting Agreement

We entered into a Voting Agreement (the “Voting Agreement”) with certain holders of our common stock and preferred stock, including persons who held more than 10% of any class of our outstanding capital stock, our executive officers and directors, and entities with which certain of our directors are affiliated. Pursuant to the Voting Agreement, the holders of certain shares of our common stock and preferred stock have agreed to vote their shares on certain matters, including with respect to the election of directors.

13.          Non-Controlling Interests in Consolidated Entities

The non-controlling interests (“NCI”) balance as of June 30, 2020 is detailed below (in thousands):

Entities consolidated through variable interests	Member's equity of NCI as of December 31, 2019	Acquisition or (disposal) of Member's equity of NCI (1)	Net Income (loss) from NCI	Non-controlling interests balance as of June 30, 2020	Net income (loss) attributable to Rise Companies from NCI
Fundrise LP	$9,928	$-	$30	$9,958	$1
Total	$9,928	$-	$30	$9,958	$1

(1)	Total contributed equity to consolidated entities during the six months ended June 30, 2020, less any amortized offering costs, share redemptions, or distributions.

The NCI balance as of June 30, 2019 is detailed below (in thousands):

		Acquisition or			Non-controlling	Net Income
	Member’s equity	(disposal)		Adjustment due	interests	(loss) attributable
	of NCI as of	of Member’s	Net income	to	balance as of	to Rise
Entities consolidated through	December 31,	equity of	(loss) from	Deconsolidation	June 30,	Companies from
variable interests	2018	NCI (1)	NCI	(2)	2019	NCI
Fundrise LP	$11,100	$4	$77	(1,340)	$9,841	$3
Sponsored Programs - Deconsolidated	437,866	33,236	2,343	(473,445)	-	-
Total	$448,966	$33,240	$2,420	(474,785)	$9,841	$3

(1)	Total contributed equity to consolidated entities during the six months ended June 30, 2020, less any amortized offering costs, share redemptions, or distributions.

(2)	Please refer to See Note 2, Summary of Significant Accounting Policies – Reconsideration Event - January 31, 2019 for a more thorough discussion of the deconsolidation of the Sponsored Programs and the impact it had to our consolidated financial statements.

14.          Related Party Transactions

Investments in Notes Program and Sponsored Programs by Company’s Executives

Several of the Company’s executive officers and directors (including immediate family members) have opened investor accounts on the Fundrise Platform and have purchased notes and shares of Sponsored Programs and received related redemptions. All Notes and Sponsored Program investments and redemptions were made in the ordinary course of business and were transacted on terms and conditions that were not more favorable than those obtained by third-party investors.

Benjamin Miller, Daniel Miller, and Joe Chen, the latter an independent member of the Company’s Board of Directors, have each invested in the Notes Program, and Benjamin Miller and Haniel Lynn, the latter an independent member of the Company’s Board of Directors have invested in the Sponsored Programs. In aggregate, the total investment outstanding of these related parties as of June 30, 2020 and December 31, 2019 respectively, is approximately $208,000 and $108,000.

F-21

In all cases, these investments and any applicable transactions subsequent to investment were conducted under the same terms as any other investor on the Fundrise Platform and the parties received no special benefits not shared on a pro-rata basis by any Notes holder or investor in Sponsored Programs.

Note Receivable from Sponsored Program with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC

On June 25, 2020, the Company entered into a promissory note as the lender, with Fundrise For-Sale Housing eFund – Los Angeles CA, LLC as the borrower, with a principal of $2,000,000. The loan has a simple interest rate of 1.0% per annum and will mature on September 30, 2020. The accrued interest on the note is included in Receivables from Sponsored Programs.

Series A Preferred Stock Financing

The following table summarizes the Series A Preferred stock purchased by our executive officers, directors, holders of more than 10% of a given class of our outstanding capital stock or any immediate family member.

	Shares of
	Series A Preferred	Total Purchase
	Stock	Price
WestMill Capital Partners, LLC(1)	368,679	$806,365
Benjamin Miller	249,557	545,825
Daniel Miller	249,557	545,825
Herbert Miller, Patrice Miller, David Miller, Caroline Miller(2)	374,757	448,932

(1)	WestMill Capital Partners LLC is a private limited liability company jointly and equally owned in its entirety by Benjamin Miller and Daniel Miller.

(2)	Each of these individuals are immediate family members of Benjamin Miller and Daniel Miller. Consists of 131,643 shares of Series A Preferred purchased by Herbert Miller, 109,348 shares of Series A Preferred purchased by Patrice Miller, 66,883 shares of Series A Preferred purchased by David Miller and 66,883 shares of Series A Preferred purchased by Caroline Miller, each upon the conversion of outstanding convertible promissory notes and at a price per share of approximately $1.20.

15.          Commitments and Contingencies

Operating Leases

On September 2, 2016, the Company entered into a four-year lease, expiring November 30, 2020, for office space in Washington, DC (located at 1601 Connecticut Ave NW, 3rd FL).

On January 8, 2019, the Company entered into a ten-year lease, expiring on August 31, 2030, for new office space (located at 11 DuPont Circle NW, 9th Floor). The Company moved to this location in June 2019.

The Company also maintains one satellite office in Los Angeles, CA leased on a month-to-month basis.

Facilities rental expense for the periods ended June 30, 2020 and 2019, respectively, was approximately $578,000 and $249,000. We have pledged approximately $363,000 as security deposits in connection with these lease agreements.

Our future minimum lease payments for the two leases above are as follows (in thousands):

Year-Ended	Future Minimum Lease Payments
2020	$374
2021	959
2022	983
2023	1,008
2024	1,033
Thereafter	6,361
Total	$10,718

F-22

Liquidation Support Agreement – Fundrise Equity REIT, LLC

In 2015, to mitigate the effect of Fundrise Equity REIT, LLC’s lack of assets, revenue, and operating history, Fundrise Advisors agreed to make a payment to Fundrise Equity REIT, LLC of up to $500,000 if the distributions paid upon liquidation (together with any distributions made prior to liquidation) are less than a 20% average annual non-compounded return. This is a contingent liability and is not accrued for at June 30, 2020, or December 31, 2019. The following table details the amount of payment at varying levels of return (in thousands):

Average Annual Non-Compounded Return	Liquidation Support Payment
17.0% or less	$500
17.1% to 18.0%	$400
18.1% to 19.0%	$300
19.1% to 19.9%	$200
20.0% or greater	$0

Legal Proceedings

As of the date of these consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

16.          Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through August 14, 2020, which was the date the consolidated financial statements were available to be issued.

Notes Program Investment

On August 7, 2020, the extension on the remaining Notes Program investment expired, and interest resumed accruing. The investment is currently in negotiations to be sold.

Coronavirus Impact

As a result of the global outbreak of COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results, such as the potential negative impact on investment returns, origination and acquisition fees, asset management fees, and advisory fees. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

F-23

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on January 20, 2017)
2.2	Bylaws (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A/A filed on January 20, 2017)
3.1	Investors’ Rights Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.1 to the Company’s Form 1-A filed on December 29, 2016)
3.2	First Refusal and Co-Sale Agreement, by and among Rise Companies Corp. and certain investors, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 3.2 to the Company’s Form 1-A filed on December 29, 2016)
4.1	Form of Subscription Package (included in the Offering Circular as Appendix A and incorporated herein by reference)
5.1	Voting Agreement, by and among Rise Companies Corp. and certain stockholders, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 5.1 to the Company’s Form 1-A filed on December 29, 2016)
6.1	Special Indemnity Letter Agreement, by and between Rise Companies Corp. and Renren Lianhe Holdings, dated April 14, 2014 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A filed on December 29, 2016)
6.2	2014 Stock Option and Grant Plan (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A filed on December 29, 2016)

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this special financial report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C., on August 14, 2020.

Rise Companies Corp.

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer	August 14, 2020
Benjamin S. Miller	(Principal Executive Officer)

/s/ Benjamin S. Miller	Interim Chief Financial Officer and Treasurer	August 14, 2020
Benjamin S. Miller	(Principal Financial Officer and Principal Accounting Officer)

11